UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LENDINGTREE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

894675107

(CUSIP Number)

Richard N. Baer, Esq.

Chief Legal Officer

c/o GCI Liberty, Inc.

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894675107

1.	Names of Reporting Persons GCI Liberty, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,223,989 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,223,989 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,223,989 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 25.8% (1),(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 642,850 shares of common stock, par value $.01 per share (the “Common Stock”), of LendingTree, Inc., a Delaware corporation (the “Issuer”), pledged as collateral to secure the obligations of an indirect, wholly-owned subsidiary of GCI Liberty, Inc., a Delaware corporation, under an agreement confirming the terms and conditions of a share forward transaction with Royal Bank of Canada.

(2) Based on 12,490,859 shares of Common Stock outstanding as of April 20, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed by the Issuer with the Securities and Exchange Commission on April 27, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

GCI LIBERTY, INC.

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LENDINGTREE, INC.

This Statement on Schedule 13D relates to the shares of common stock, par value $.01 per share (the “Common Stock”), of LendingTree, Inc., a Delaware corporation (the “Issuer” or “TREE”).

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) with respect to the Issuer by GCI Liberty, Inc., a Delaware corporation (the “Reporting Person” or “GCI Liberty”), on March 16, 2018 (“GCI Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended Statement on Schedule 13D/A (this “Amendment” and together with the GCI Liberty Schedule 13D, this “Statement”) constitutes Amendment No. 1 to the GCI Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the GCI Liberty Schedule 13D.  Except as set forth herein, the GCI Liberty Schedule 13D is unmodified.

Item 1.   Security and Issuer.

The information contained in Item 1 of the GCI Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On May 10, 2018, pursuant to the Agreement and Plan of Merger, dated as of March 22, 2018, by and between GCI Liberty, Inc., an Alaska corporation (“Old GCI Liberty”), and the Reporting Person (then known as GCI Merger Sub, Inc., and formerly a direct, wholly owned subsidiary of Old GCI Liberty), Old GCI Liberty merged with and into the Reporting Person (the “Reincorporation Merger”), with the Reporting Person continuing as the surviving corporation in the Reincorporation Merger and existing under the laws of the State of Delaware, for the purpose of reincorporating in the State of Delaware.  The Reporting Person is the successor issuer to Old GCI Liberty pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2.   Identity and Background.

The information contained in Item 2 of the GCI Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto is incorporated by reference and amends and restates Schedule 1 of the GCI Liberty Schedule 13D in its entirety.  Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.  Neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the GCI Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Person intends to enter into an arrangement with a financial institution to effect certain purchases of Common Stock using cash on hand.  The description of these proposed purchases contained in Item 6 of this Amendment is incorporated herein by reference.

Item 4.   Purpose of Transaction.

The information contained in Item 4 of the GCI Liberty Schedule 13D is hereby amended and restated in its entirety as follows:

Other than as provided in this Statement, the Reporting Person does not have and, to the best of the Reporting Person’s knowledge, none of the Schedule 1 Persons have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D with respect to the Issuer.

The Reporting Person holds such shares of Common Stock for investment purposes.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters, and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or (ii) to dispose of all or a portion of its holdings of shares of Common Stock. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

The information contained in Item 6 of this Statement is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

The information contained in Item 5 of the GCI Liberty Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  The Reporting Person beneficially owns 3,223,989 shares of Common Stock, which represents approximately 25.8% of the outstanding shares of Common Stock of the Issuer. The foregoing percentage interest is based on 12,490,859 shares of Common Stock outstanding as of April 20, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed by the Issuer with the Commission on April 27, 2018.

(b)  The Reporting Person has the sole power to vote and to dispose of, or to direct the voting or disposition of, all of the shares of Common Stock beneficially owned by it, subject, however, to the pledge by Ventures Holdco of 642,850 shares of Common Stock under an agreement confirming the terms and conditions of a share forward transaction with RBC, as described in Item 6 of the GCI Liberty Schedule 13D.

(c)  Other than as described in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons effected any transactions in respect of the Common Stock within the last sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the GCI Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

As part of the Reporting Person’s continuous review of its investment in the Issuer, Ventures Holdco, a wholly-owned indirect subsidiary of the Reporting Person, intends to enter into an arrangement with a financial institution pursuant to which, subject to the receipt of requisite governmental approvals, Ventures Holdco would purchase up to a maximum of 220,000 shares of Common Stock.  This share purchase is intended to comply with Rule 10b5-1 of the Exchange Act.  The Reporting Person expects the share purchase to commence on the first trading day following receipt of requisite governmental approvals, at prevailing market prices plus a commission.

The Reporting Person will not have the right to vote, or any investment power as to, the shares of Common Stock expected to be purchased as described herein unless and until it takes physical delivery of such shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2018		GCI LIBERTY, INC.

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President and Assistant Secretary

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

GCI LIBERTY, INC.

The name and present principal occupation of each director and executive officer of GCI Liberty, Inc. (“GCI Liberty”) are set forth below. The business address for each person listed below is c/o GCI Liberty, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112.  To the knowledge of GCI Liberty, all executive officers and directors listed are United States citizens.

Name	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of GCI Liberty
Gregory B. Maffei	President and Chief Executive Officer of GCI Liberty; Director of GCI Liberty
Ronald A. Duncan	Director of GCI Liberty
Gregg L. Engles	Director of GCI Liberty
Donne F. Fisher	Director of GCI Liberty
Richard R. Green	Director of GCI Liberty
Sue Ann Hamilton	Director of GCI Liberty
Richard N. Baer	Chief Legal Officer of GCI Liberty
Mark D. Carleton	Chief Financial Officer of GCI Liberty
Albert E. Rosenthaler	Chief Corporate Development Officer of GCI Liberty